As filed with the Securities and Exchange Commission on February 10, 2009.

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SILVER STANDARD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1044	98-0211014
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1180 – 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, (604) 689-3846
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

The Commission is requested to send copies of all communications to:

Joseph J. Ovsenek	Jerrold W. Schramm	Edwin S. Maynard
Suite 1180 – 999 West Hastings Street Vancouver, British Columbia V6C 2W2 (604) 689-3846	Lawson Lundell LLP Suite 1600 – 925 West Georgia Street Vancouver, British Columbia V6C 3L2 (604) 685-3456	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3024

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☑	at some future date (check appropriate box below)
	1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
	2.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☑ after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☑

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
Title of Each Class of	Amount to be	Offering Price per	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)	Common Share	Offering Price(2)(3)	Registration Fee
Common Shares			$150,000,000	$5,895

(1)	There are being registered under this Registration Statement such indeterminate number of common shares of the Registrant as shall have an aggregate initial offering price not to exceed U.S.$150,000,000. The proposed maximum initial offering price per common share will be determined, from time to time, by the Registrant in connection with the sale of the common shares under this Registration Statement.

(2)	In United States dollars or the equivalent thereof in Canadian dollars.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES
OR PURCHASERS

I-1

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not sell these securities nor may offers to buy be accepted until the registration statement becomes effective. This prospectus is not an offer to sell or the solicitation of an offer to buy nor will there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2009

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

SILVER STANDARD RESOURCES INC.

US$150,000,000

Common Shares

Silver Standard Resources Inc. (“Silver Standard” or the “Company”) may offer for sale, from time to time, common shares (“Common Shares”) up to an aggregate initial offering price of US$150,000,000 (or its equivalent in Canadian dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Common Shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).

The specific terms of the Common Shares in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Common Shares offered, the offering price and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Common Shares that are not within the alternatives and parameters set forth in this Prospectus.

Investing in the Common Shares involves significant risks. You should carefully read the “Risk Factors” section beginning on page 10 of this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Common Shares.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of British Columbia, Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement to which this Prospectus relates may be residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the Common Shares offered hereby, passed upon the accuracy or adequacy of this Prospectus or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

All shelf information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Common Shares to which the Prospectus Supplement pertains.

We may offer and sell Common Shares to or through underwriters or dealers, directly to one or more other purchasers, or through agents, pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to a particular offering of Common Shares will identify each underwriter, dealer or agent engaged in connection with the offering and sale of Common Shares, to the extent applicable, and will set forth the plan of distribution for such Common Shares, including the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

In connection with any offering of the Common Shares (unless otherwise specified in a Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “SSO” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “SSRI”. On February 9, 2009, the closing price of the common shares on the TSX and Nasdaq was $24.81 and US$20.41, respectively.

You should rely only on the information contained or incorporated by reference in this Prospectus or any Prospectus Supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us”, the “Company” and “Silver Standard” refer to Silver Standard Resources Inc., and unless the context otherwise requires, our subsidiaries and their respective predecessors in interest. Unless otherwise noted, geographic distances referred to in this Prospectus are point-to-point measurements.

See “Glossary of Geological Terms — Definitions and Abbreviations” in our amended annual information form dated March 31, 2008, for the year ended December 31, 2007, which is our amended annual report on Form 20-F/A filed on SEDAR on February 9, 2009 and with the SEC on February 10, 2009 (“Form 20-F/A”) and is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

Market data and certain industry forecasts used in this Prospectus or any Prospectus Supplement and the documents incorporated by reference in this Prospectus or any applicable Prospectus Supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. We have not independently verified this information and do not make any representation as to the accuracy of this information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus, including the documents incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Prospectus, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101, and if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus or any Prospectus Supplement, and the selected financial data derived therefrom included in this Prospectus or any Prospectus Supplement, are presented in Canadian dollars. In this Prospectus or any Prospectus Supplement, references to “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

The financial statements incorporated by reference in this Prospectus or any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus or any Prospectus Supplement, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so these financial statements are not comparable to the financial statements of U.S. companies. Note 18 to the audited consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 incorporated by reference in this Prospectus describes the effect of differences between Canadian GAAP and U.S. GAAP in such financial statements in accordance with Item 18 of Form 20-F. Note 14 to the unaudited interim consolidated financial statements for the nine months ended September 30, 2008 incorporated by reference in this Prospectus describes the effect of differences between Canadian GAAP and U.S. GAAP in such financial statements in accordance with Item 18 of Form 20-F. See “Documents Incorporated by Reference”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	uncertainty of production at our mineral exploration properties;

•	risks and uncertainties associated with new mining operations;

•	risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs;

•	recent market events and conditions;

•	risks related to general economic conditions;

•	our history of losses and expectation of future losses;

•	risks related to our covenants given with respect to our 4.5% convertible senior notes due 2028;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	commodity price fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to delay or failure to obtain required permits, or non-compliance;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities on our properties;

•	uncertainties related to title to our mineral properties;

•	risks related to political instability and unexpected regulatory change;

•	our ability to successfully acquire additional commercially mineable mineral rights;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	our ability to maintain adequate internal control over financial reporting; and

•	our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under the heading “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar at the end of such period and the highest, lowest and average (based on the exchange rate on the last day of each month during such period) exchange rates for such period (such rates, which are expressed in Canadian dollars are based on the noon buying rate for U.S. dollars reported by the Bank of Canada).

	Year ended			Nine months ended
	December 31,			September 30,
	2006	2007	2008	2007	2008

Rate at the end of period	$1.1653	$0.9981	$1.2246	$0.9963	$1.0599
Average rate during period	$1.1342	$1.0748	$1.0020	$1.1049	$1.0184
Highest rate during period	$1.1726	$1.1853	$1.2969	$1.1853	$1.0796
Lowest rate during period	$1.0990	$0.9170	$0.9719	$0.9963	$0.9719

On February 10, 2009, the noon buying rate reported by the Bank of Canada was US$1.00 per $1.2332.

THE COMPANY

We are a silver resource company that, since 1994, has assembled a portfolio of silver-dominant projects, which are located in seven countries in the Americas and Australia. We are now focused on advancing our principal projects to commercial production. In the aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company. Certain of our projects also contain significant gold resources.

We are focused on our five principal projects: the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project. For the purposes of NI 43-101, our only material property is the Pirquitas Project.

In addition to our five principal projects, we hold a geographically-diverse portfolio of other predominantly silver projects in various stages of exploration.

Detailed information regarding us, our operations and our properties can be found in the Form 20-F/A and the other documents incorporated herein by reference. See “Documents Incorporated by Reference”.

Our Strengths

We are well-positioned to build shareholder value through our strengths:

•	We have demonstrated an ability to consistently increase our silver resources in a disciplined manner.

•	We have significant exposure to silver.

•	We are scheduled to commence silver production at the Pirquitas Project in 2009 followed by our other development projects, subject to receiving positive feasibility studies.

•	We have a geographically-diverse project portfolio in the Americas and Australia.

•	Our management has proven exploration, development and operating expertise, and we have an experienced Board of Directors.

Our Strategy

In 1993, we identified an imbalance in the silver market where demand exceeded mine and scrap supply. As a result, we decided to focus our activities on the exploration for, and acquisition of, silver-dominant projects. Our strategy has been to discover and acquire silver-dominant projects at times when lower metal prices prevailed in order to position us to benefit from silver price increases. Since then, we have grown our silver resource base thirty-fold through opportunistic acquisition and exploration activities and by expanding resources on individual projects through additional drilling.

Our primary focus is to take advantage of the current metal price environment by advancing our five principal projects towards commercial production. We may also opportunistically monetize some of our assets.

RECENT DEVELOPMENTS

Changes to the Board of Directors

William Meyer resigned from the Board of Directors effective August 7, 2008. On the same date, Michael Anglin, Richard Campbell and Richard Paterson were appointed to the Board of Directors.

Michael Anglin commenced his career as a mining engineer in 1977 and joined BHP Billiton (“BHP”) in 1986. At BHP, Mr. Anglin held a number of senior managerial positions in South America and Australia, with his most recent role as Vice President of the Base Metals Group based out of Santiago, Chile.

Richard Campbell obtained a degree in geology in 1969 from Glasgow University. Mr. Campbell joined British Petroleum Company (“BP”) in 1969 and spent 32 years with BP before retiring in 2001. During his time with BP, Mr. Campbell held management positions in various geographic regions, including the Mideast, Africa, South America, the North Sea and North America. Prior to his retirement from BP, Mr. Campbell served as the President of BP Alaska.

Richard Paterson graduated from Concordia University in Montreal, and commenced his career as an auditor with Coopers & Lybrand. After leaving Coopers & Lybrand, Mr. Paterson spent four years as the Chief Financial Officer of a subsidiary of Genstar Corporation, and then served as the Senior Vice President and Chief Financial Officer of Genstar Corporation. In 1988, Mr. Paterson became the Managing Director of Genstar Capital, a middle market private equity firm specializing in leveraged buyouts. Mr. Paterson has also served on the boards of a number of other New York Stock Exchange (“NYSE”), TSX and Nasdaq listed companies.

Sale of the Shafter Silver Project

On July 17, 2008, we announced the completion of the sale of our 100% interest in the Shafter Silver Project to Aurcana Corporation (“Aurcana”), for aggregate consideration of $42.6 million, comprised of $23 million in cash, 15 million common shares of Aurcana (at a deemed value of $0.64 per common share) and a $10 million convertible debenture. The convertible debenture bears interest at a rate of 3% per annum, and is convertible into 6.6 million common shares of Aurcana at a conversion rate of $1.515 per common share. On February 9, 2009, the closing price of the common shares of Aurcana on the TSX Venture Exchange was $0.125.

Issuance of US$138 Million Convertible Notes

On February 27, 2008, we completed an offering of US$138 million aggregate principal amount of 4.5% unsecured convertible senior notes due March 1, 2028 (the “Convertible Notes”). The overallotment option granted to the underwriters was exercised in full and the net proceeds from the offering were approximately US$134 million. Part of the net proceeds of the offering were used to finance a portion of the development costs of the Pirquitas Project and the balance of the net proceeds were used for the exploration of our other properties, for working capital and for general corporate purposes.

The Convertible Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments, only in the event that (i) during specified consecutive trading periods after the calendar quarter ended March 31, 2008, the market price of our common shares exceeds 130% of the conversion price of the Convertible Notes, (ii) the average trading price per US$1,000 principal amount of the Convertible Notes falls to 97% or less of the amount equal to our then prevailing common share price multiplied by the applicable conversion rate, (iii) the Convertible Notes are called for redemption, (iv) upon the occurrence of specified corporate transactions, including a change of control, certain amalgamations, mergers or other transactions involving Silver Standard or our common shares ceasing to be listed for trading on a U.S. national securities market or (v) during specified periods in early 2013 and 2028.

On conversion, holders of the Convertible Notes will receive cash and, if applicable, common shares (or at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, in certain circumstances, including where we make certain distributions or are involved in certain amalgamations, mergers or other transactions, holders of Convertible Notes may be entitled to increase the conversion rate. The Convertible Notes will be convertible at an initial conversion rate of 23.0792 common shares per US$1,000 principal amount of Convertible Notes converted, representing an initial conversion price of approximately US$43.33 per common share.

Holders of the Convertible Notes have the right to require us to repurchase all or part of their Convertible Notes on March 1 of each of 2013, 2018 and 2023, and upon the occurrence of a change of control or our common shares ceasing to be listed for trading on a U.S. national securities market. The repurchase price will be equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest to the day prior to the repurchase date. On or after March 5, 2013, we may redeem all or part of the Convertible Notes for cash at a redemption price equal to 100% of the principal amount of the Convertible Notes being redeemed, plus accrued and unpaid interest to the day prior to the redemption date. We may also redeem the Convertible Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes.

Asset-Backed Commercial Paper Investments

As at September 30, 2008, we had $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

At December 31, 2007, based on the limited data then available, we estimated the fair value of our ABCP investments to be $45,102,000, and accordingly recorded an impairment of $12,000,000. In March 2008, the Pan-Canadian Investors Committee (the “Committee”) formed to restructure affected ABCP trusts announced the details of their proposal to restructure such trusts. In the first quarter of 2008, we reassessed the estimated fair value of our ABCP investments to be $26,700,000, and accordingly recorded an additional impairment of $18,402,000. We determined the estimated fair value based on the available information regarding current market conditions, the underlying assets of our existing trusts and the indicative values contained in a report issued by J.P. Morgan, dated March 14, 2008, to the Committee (the “J.P. Morgan Report”). The fair value that we determined for our ABCP investments approximates the values contained in the J.P. Morgan Report.

The restructuring plan proposed by the Committee, as approved pursuant to the Companies’ Creditors Arrangement Act (Canada), includes the creation of three master asset vehicles that will each issue five different series of notes (the “Restructuring Plan”). Class A-1 Notes will be the senior notes, with the other series of notes subordinated to them. Class A-1 Notes are expected to receive A ratings, have maturities ranging from 6 to 8 years and a coupon rate of Banker’s Acceptance Rate less 0.5%. Class A-2 Notes will be senior to Class B, Class C and IA Tracking Notes, are expected to receive A ratings and have a maturity of 8 years and a coupon rate of Banker’s Acceptance Rate less 0.5%. Class B Notes will be senior to Class C and IA Tracking Notes, will not be rated, and are expected to have a maturity of 8 years and a coupon rate of Banker’s Acceptance Rate less 0.5%. Class C Notes will be senior to IA Tracking Notes, will not be rated and are expected to have a maturity of 8 years and a coupon rate of 20%. IA Tracking Notes will not be rated and are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

On January 21, 2009, the Committee announced that the Restructuring Plan had been fully implemented. Based on the Restructuring Plan, $50,093,000 of our ABCP investments were replaced with Class A-1 and Class A-2 Notes, $2,376,000 were replaced with Class B Notes, $1,622,000 were replaced with Class C Notes and $3,049,000 were replaced with IA Tracking Notes.

There is currently no certainty regarding the outcome of ABCP investments and therefore the fair value reported by us may change materially in subsequent periods.

In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favorable to us.

MANAGEMENT AND BOARD OF DIRECTORS

The following is a brief description of the principal business activities and experience of our senior management and directors:

Robert A. Quartermain

Mr. Quartermain is our President and Chief Executive Officer and our only non-independent director. He is responsible for our day-to-day operations as well as strategic planning and the raising of capital to fund our operations. Mr. Quartermain has served as our President and the Chief Executive Officer since January 1985. Mr. Quartermain graduated in 1977 from the University of New Brunswick with a Bachelor of Science degree in geology and from Queen’s University in 1981 with a Master of Science degree in mineral exploration. Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Joseph J. Ovsenek

Mr. Ovsenek has served as our Senior Vice President, Corporate since February 2003. Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

George N. Paspalas

Mr. Paspalas has served as our Senior Vice President, Operations since June 2007. Before joining Silver Standard, Mr. Paspalas held management positions with Placer Dome Inc., most recently as Senior Vice President Projects — Technical Development and previously as President and Chief Executive Officer of Placer Dome Africa. He has worked for over 20 years in the resource industry in management, technical and operational roles. His regional experience includes North and South America, South East Asia, the Pacific Rim, Africa, Europe and Japan. He earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Kenneth C. McNaughton

Mr. McNaughton has served as our Vice President, Exploration since July 1991. Before joining Silver Standard, Mr. McNaughton worked as a contract engineer for Oretech Engineering, Inc. and worked on exploration programs for three bulk mineable gold or copper/gold deposits in Arizona and British Columbia. From 1984 to 1989, he was employed by Corona Corporation and its affiliate, Mascot Gold Mines Ltd., as a project geologist and engineer for projects in British Columbia. Mr. McNaughton earned a Bachelor of Applied Science degree and Master of Applied Science degree in Geological Engineering in 1981 and 1983, respectively, from the University of Windsor, and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. McNaughton is a director of Minco Silver Corporation.

Tom S. Q. Yip

Mr. Yip has served as our Vice President, Finance and Chief Financial Officer since July 2007. Prior to joining Silver Standard, Mr. Yip held the position of Vice-President and Chief Financial Officer at Asarco, LLC. He also worked for 20 years at Echo Bay Mines Ltd. and served as its Vice-President, Finance and Chief Financial Officer before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a chartered accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Peter W. Tomsett

Mr. Tomsett is the Chair of our Board. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer Dome Inc., most recently serving as President and Chief Executive Officer until its acquisition by Barrick Gold Corporation. Mr. Tomsett is also Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc.

A. E. Michael Anglin

Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and later attained a Master of Science degree from the Imperial College in

London in 1985. Mr. Anglin spent 22 years with BHP, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

John R. Brodie, FCA

Mr. Brodie is our audit committee financial expert and Chair of our Audit Committee. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession. Mr. Brodie is also a director of Western Canadian Coal Corp., Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Copper Belt Resources Ltd. and Pacific Safety Products.

Richard C. Campbell, MBE

Mr. Campbell is the Chair of our Safety and Sustainability Committee. Mr. Campbell graduated with a Bachelor of Science (Honours) degree in Geology from Glasgow University in 1969. He spent the following 32 years with BP, most recently serving as President of BP Alaska before retiring in 2001. Mr. Campbell was awarded membership of the Order of British Empire (MBE) by Queen Elizabeth II in 1994 for his contribution to British commercial interests in Colombia while serving as President of BP in Colombia.

R.E. Gordon Davis

Mr. Davis is Chair of our Corporate Governance and Nominating Committee. Mr. Davis was a director and senior executive with Dynasty Explorations Ltd. and its successor corporation, Cyprus Anvil Mining Corporation, from 1964 to 1982. Since 1982, Mr. Davis has been a director of a number of resource companies, including Pine Point Mines Ltd., Cabre Exploration Ltd., Golden Knight Resources Inc. and Northern Crown Mines Ltd. In addition, Mr. Davis has been a director of Canplats Resources Corporation (“Canplats”) since October 1999, the President of Canplats from March 2000 to December 2007 and Chairman and Chief Executive Officer of Canplats since December 2007. Mr. Davis also serves as a director of Pacific Ridge Exploration Ltd. Mr. Davis graduated with a Bachelor of Applied Science degree in Geological Engineering in 1962 and is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

David L. Johnston

Mr. Johnston is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia with a lengthy career in senior management at several major Canadian mining companies. Prior to his election to our Board, Mr. Johnston was president and general manager from 1996 to 1999 of Highland Valley Copper Corporation, operator of North America’s third largest open pit copper mine. From 1990 to 1996, he served as vice president of Cominco Metals, and from 1985 to 1990, he was president of Pine Point Mines Limited, operator of a significant open pit lead-zinc mine in Canada’s Northwest Territories. Mr. Johnston is also a director of Eagle Plains Resources Ltd. Mr. Johnston graduated with a Bachelor of Applied Science degree in Mining Engineering in 1963 and a Master of Science degree in Mineral Engineering in 1969.

Richard B. Paterson

Mr. Paterson is the Chair of our Compensation Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

RISK FACTORS

Investing in our Common Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment. You should carefully consider the following risk factors along with the other matters included or incorporated by reference in this Prospectus or any Prospectus Supplement.

Risks Related to our Business and our Industry

The Pirquitas Project is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas Project is our only mineral property currently under development. The development of the Pirquitas Project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a development stage company and have no revenue from operations and no ongoing mining operations of any kind. Other than the Pirquitas Project, all of our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;

•	market fluctuations for metal prices;

•	the proximity and capacity of natural resource markets and processing equipment; and

•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources. We had cash and cash equivalents of $145 million and marketable securities of $16.1 million as of September 30, 2008. Since such date, we have expended funds on, among other things, the advancement of the Pirquitas Project at a rate reflecting its advanced development stage and consistent with the announced estimated capital costs of US$220 million to complete construction of the project. We do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing. Any unexpected costs, problems or delays in the start-up of the Pirquitas Project, or any delay in the commencement of mineral production from the Pirquitas Project, could severely impact our ability to continue our exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Recent market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, which is now acknowledged to be in recession. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

We have a history of losses and may continue to incur losses for the foreseeable future.

While we recorded earnings of $6.9 million for the nine-month period ended September 30, 2008, primarily as a result of the sale of our Shafter Silver Project, we have a history of losses, including a loss of $35.2 million for the year ended December 31, 2007.

We expect to continue to incur losses unless and until such time as the Pirquitas Project enters into commercial production and then generates sufficient revenues to fund continuing operations. The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

An event of default under our Convertible Notes may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing the Convertible Notes, we made various covenants to the trustees on behalf of the holders of the Convertible Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, we could lose our properties, including the Pirquitas Project, and our shareholders could lose their entire investment.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources”

as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus or any applicable Prospectus Supplement, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

•	reserve, resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas Project is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We intend to enter into long-term supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Project to metal traders or integrated mining and smelting companies. We intend to sell the balance of these concentrates in the spot market. There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;

•	war and civil disturbance;

•	labor unrest;

•	expropriation or nationalization;

•	changing fiscal regimes and uncertain regulatory environments;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;

•	underdeveloped industrial and economic infrastructure; and

•	the unenforceability of contractual rights and judgments.

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our future revenue, if any, will be in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of the Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. In particular, we face competition for qualified personnel and equipment for the Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of production at the Pirquitas Project to train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some our directors and officers are directors or officers of other natural resource or mining-related companies such as, at present, our Vice President, Exploration, Kenneth McNaughton, who serves as a director of Minco Silver Corporation (with which we have a strategic alliance to jointly pursue silver opportunities in China). These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives, including Robert Quartermain, the Company’s President and Chief Executive Officer, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our two most recent fiscal years our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Risks Related to our Common Shares

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.

The market price of our common shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common Shares to be publicly traded after an offering pursuant to any Prospectus Supplement; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements”.

The market price of our common shares is affected by many other variables, which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

We are organized under the laws of, and headquartered in, British Columbia, Canada, and a majority of our directors and officers are not citizens or residents of the United States. In addition, a substantial part of our assets are located outside the United States and Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States judgments against us and our directors and officers obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (ii) bring in courts outside the United States an original action against us and our directors and officers to enforce liabilities based upon such U.S. securities laws. See “Enforceability of Civil Liabilities”.

Under U.S. federal tax rules, we may be classified as a passive foreign investment company (a “PFIC”), which would result in special and generally unfavorable U.S. federal tax consequences to our U.S. shareholders.

As a non-U.S. corporation, we may be a PFIC depending on the percentage of our gross income which is “passive”, within the meaning of the U.S. Internal Revenue Code, or the percentage of our assets that produce or are held to produce passive income. We were a PFIC in the 2007 taxable year, and we expect we were a PFIC for our 2008 taxable year. We may be a PFIC in 2009 and in some or all subsequent taxable years. If we are a PFIC for any taxable year during a U.S. shareholder’s holding period in our common shares, such U.S. shareholder may be subject to increased U.S. federal income tax liability on the sale of common shares or on the receipt of dividends. The PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our Common Shares. The effect of these rules on a U.S. shareholder’s ownership of Common Shares will be discussed in the relevant offering documents.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Common Shares will be used for development of mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Common Shares.

All expenses relating to an offering of Common Shares and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of Common Shares, unless otherwise stated in the applicable Prospectus Supplement.

CAPITALIZATION

Since September 30, 2008, no material changes have occurred to the share and loan capital of the Company on a consolidated basis.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, we have issued the following common shares upon the exercise of stock options:

	Price per	Number of
Date of Issue	Common Share ($)	Common Shares Issued

March 18, 2008	16.73	4,000
July 14, 2008	18.73	5,000
August 27, 2008	16.73	8,000
December 16, 2008	12.85	15,000
December 18, 2008	12.85	15,000
December 19, 2008	12.85	15,000
December 22, 2008	12.85	5,000
January 6, 2009	16.73	5,000
January 27, 2009	14.47	2,000
January 28, 2009	16.73	2,500

PRICE RANGE AND TRADING VOLUME

Our common shares are listed for trading on the TSX and Nasdaq under the trading symbols “SSO” and “SSRI”, respectively. The following tables set out the market price range and trading volumes of our common shares on the TSX and Nasdaq for the periods indicated.

Toronto Stock Exchange
(prices in Canadian dollars)

Year		High	Low	Volume
		($)	($)	(no. of shares)

2009	February 1-9	25.80	22.86	1,110,800
	January	25.68	18.33	3,021,000
2008	December	19.94	9.88	2,319,000
	November	13.25	8.37	2,460,500
	October	18.92	6.87	3,133,400
	September	25.93	15.48	7,223,100
	August	29.80	25.08	1,765,400
	July	31.54	27.19	2,215,700
	June	31.23	27.24	1,696,700
	May	31.25	25.00	17,600,800
	April	32.65	24.77	2,717,900
	March	38.38	30.04	3,732,200
	February	37.86	31.60	3,828,900
	January	40.30	30.90	3,884,500

On February 9, 2009, the closing price of our common shares on the TSX was $24.81 per share.

Nasdaq Global Market
(prices in U.S. dollars)

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)

2009	February 1-9	21.17	18.41	7,651,300
	January	21.00	14.53	28,230,600
2008	December	16.38	7.61	20,338,400
	November	11.38	6.51	21,356,200
	October	17.85	5.35	31,931,700
	September	24.24	14.40	32,526,300
	August	28.90	23.56	14,111,800
	July	31.49	26.65	15,046,800
	June	30.68	26.91	10,797,400
	May	31.71	24.43	13,084,200
	April	32.35	24.60	16,170,900
	March	38.78	29.32	23,054,800
	February	38.81	31.52	21,699,800
	January	40.72	29.79	20,719,700

On February 9, 2009, the closing price of our common shares on Nasdaq was US$20.41 per share.

DIVIDEND POLICY

We have not declared or paid any dividends on our common shares since 1955. We intend to retain our earnings, if any, to finance the growth and development of our business and we do not expect to pay dividends or to make any other distributions in the near future. Our Board of Directors will review this policy from time to time having regard to our financing requirements, financial condition and other factors considered to be relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited annual consolidated financial statements and related notes, our unaudited interim consolidated financial statements and related notes, management’s discussion and analysis and other information contained in and incorporated by reference in this Prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. See “Notice Regarding Presentation of Financial Information”.

The information in the table below is presented in accordance with Canadian GAAP and is expressed in thousands of Canadian dollars except share and per share amounts. Historical results do not necessarily indicate results for any future period.

				Nine months ended(1)
	Year ended December 31,(1)			September 30,
	2005	2006	2007	2007	2008
			(restated)	(restated)

Revenues	Nil	Nil	Nil	Nil	Nil
Earnings (Loss) for period(2)	(5,870)	16,382	(35,223)	(21,053)	6,913
Earnings (Loss) per common share(2) — basic and diluted	(0.11)	0.28	(0.57)	(0.34)	0.11
Total assets	219,288	471,013	498,844	501,991	671,289
Long term obligations	Nil	Nil	Nil	Nil	108,670
Share capital	219,971	442,265	459,888	453,322	462,212
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil
Number of common shares	51,849,000	61,646,000	62,569,000	62,303,000	62,705,000

(1)	Certain comparative figures have been restated reflecting the adoption of EIC 172 “Income Statement Presentation of a Tax Loss Carry Forward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income”.

(2)	All of our operations are continuing.

The selected consolidated financial data in the table below is presented in accordance with U.S. GAAP and is expressed in thousands of Canadian dollars except share and per share amounts.

				Nine months ended
	Year ended December 31,			September 30,
	2005	2006	2007	2008

Revenue	Nil	Nil	Nil	Nil
Loss for period(1)	(26,581)	(11,045)	(72,545)	(10,434)
Loss per common share(1) — basic and diluted	(0.51)	(0.19)	(1.17)	(0.17)
Total assets	57,865	296,955	258,058	403,401
Long term obligations	Nil	Nil	Nil	141,226
Share capital	218,773	441,067	458,690	461,014
Cash dividends per common share	Nil	Nil	Nil	Nil
Number of common shares	51,849,000	61,646,000	62,569,000	62,705,000

(1)	All of our operations are continuing.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of unlimited common shares, without par value, of which 62,765,047 common shares were issued and outstanding as at February 9, 2009. In addition, we had 5,006,750 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of $26.39 per share, as at February 9, 2009.

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. See “Dividend Policy”.

Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring, holding and disposing of Common Shares.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

PLAN OF DISTRIBUTION

General

We may offer and sell the Common Shares: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. The Common Shares offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices. We may only offer and sell the Common Shares pursuant to a Prospectus Supplement during the 25-month period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for the Common Shares being offered thereby will set forth the terms of the offering of such Common Shares, including the name or names of any underwriters, dealers or agents, the purchase price of such Common Shares, the proceeds to us from such sale, any underwriting commissions, fees or discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Common Shares offered thereby.

Sales by Underwriters or Dealers

If underwriters are used in the sale, the Common Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Common Shares will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Common Shares offered by the Prospectus Supplement if any of such Common Shares are purchased. We may agree to pay the underwriters a fee or commission for various services relating to the offering of any Common Shares. Unless otherwise stated in the applicable Prospectus Supplement, any such fee or commission will be paid out of the proceeds from the sale of Common Shares.

If dealers are used, and if so specified in the applicable Prospectus Supplement, we will sell such Common Shares to the dealers as principals. The dealers may then resell such Common Shares to the public at varying prices to be determined by such dealers at the time of resale. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Sales by Agents

The Common Shares may also be sold through agents designated by us. Any agent involved will be named, and any fee or commission payable by us to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise stated in the applicable Prospectus Supplement, any such fee or commission will be paid out of the proceeds from the sale of Common Shares. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Common Shares may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters, dealers or agents would be involved in the offering.

General Information

Underwriters, dealers or agents who participate in the distribution of Common Shares may be entitled under agreements to be entered into with the Company to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Except as set out in a Prospectus Supplement relating to a particular offering of Common Shares, the underwriters or dealers, as the case may be, may overallot or effect transactions intended to fix or stabilize the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters related to the Common Shares offered by this Prospectus will be passed upon on our behalf by Lawson Lundell LLP with respect to Canadian legal matters and by Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to U.S. legal matters.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Computershare Trust Company, Inc. in Denver, Colorado.

INTEREST OF EXPERTS

None of Lawson Lundell LLP, Mine Development Associates, Inc., Steve Ristorcelli, CPG, Snowden Mining Industry Consultants Inc., Neil R. Burns, M.Sc., P. Geo., Sundance Ventures, C. Stewart Wallis, P. Geo., Scott Wilson Roscoe Postle Associates Inc., Stephen B. Robertson, P. Geo., Eugene Puritch, P.Eng., Antoine Yassa, P.Geo., P&E Mining Consultants Inc., Michael Lechner, P.G., Donald Earnest, B.Sc, P.G., Wayne Ewart, P. Geo., Ph.D., Tracy Armstrong, B.Sc, P. Geo., Fred Brown, CPG, Pr.Sc.Nat.; J. Douglas Blanchflower, Minorex Consulting Ltd., Resource Modeling Inc., Resource Evaluations Inc. and our employees, James A. McCrea, B.Sc., P. Geo., Max Holtby, B.Sc., P.Geo., Kenneth C. McNaughton, M.Sc., P. Eng. and Paul S. MacRae, P. Eng. each being companies, partnerships or persons who have prepared reports or who have been responsible for reporting exploration results relating to our mineral properties, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any associate or affiliate of us.

As at the date hereof, the aforementioned persons, and the directors, officers, partners and employees, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

Neither the aforementioned persons, other than Mr. McCrea, Mr. McNaughton, Mr. Holtby and Mr. MacRae, nor any director, officer or employee, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.

Our auditors, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, report that they are independent from us in accordance with the Rules of Professional Conduct in British Columbia, Canada and with the rules and regulations of the SEC. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 1180 — 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, telephone: (604) 689-3846. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com.

The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	amended annual information form, dated March 31, 2008, for the year ended December 31, 2007, which is our amended annual report on Form 20-F/A;

(b)	amended audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended December 31, 2007;

(c)	management information circular, dated April 9, 2008, prepared in connection with our annual and special meeting of shareholders held on May 14, 2008 (excluding those portions under the headings “Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”);

(d)	amended unaudited interim consolidated financial statements for the nine months ended September 30, 2008, together with the notes thereto, including management’s discussion and analysis for the nine months ended September 30, 2008;

(e)	material change report, dated January 11, 2008, announcing that diamond drilling at the Snowfield Project had identified a new copper-gold zone;

(f)	material change report, dated February 20, 2008, announcing a proposed offering of approximately US$120,000,000 aggregate principal amount of convertible senior notes due 2028;

(g)	material change report, dated February 22, 2008, announcing the pricing of the previously announced offering of approximately US$120,000,000 aggregate principal amount of convertible senior notes due March 1, 2028;

(h)	material change report, dated February 28, 2008, announcing the closing of the offering of US$138,000,000 aggregate principal amount of 4.5% unsecured convertible notes due March 1, 2028;

(i)	material change report, dated March 7, 2008, announcing that fourth quarter 2007 and annual 2007 financial results were to be issued on March 10, 2008;

(j)	material change report, dated March 10, 2008, announcing our fourth quarter 2007 and annual 2007 financial results;

(k)	material change report, dated March 11, 2008, announcing increase in measured and indicated gold resources at the Snowfield gold-copper project to 3.1 million ounces;

(l)	material change report, dated May 9, 2008, announcing that our San Luis joint venture with Esperanza Silver Corporation received the necessary permits to begin surface drilling at the San Luis Project;

(m)	material change report, dated May 14, 2008, announcing an increase in proven and probable silver, tin and zinc reserves at our Pirquitas Project;

(n)	material change report, dated May 15, 2008, announcing that first quarter 2008 financial results were to be issued on May 15, 2008;

(o)	material change report, dated May 15, 2008, announcing our first quarter 2008 financial results and providing an update on our principal projects;

(p)	material change report, dated May 15, 2008, announcing that Peter Tomsett was appointed as Chairman of the Board of Directors;

(q)	material change report, dated July 16, 2008, announcing infill drilling results at our Pitarrilla Project;

(r)	material change report, dated July 17, 2008, announcing the sale of the Shafter Project to Aurcana Corporation;

(s)	material change report, dated July 28, 2008, announcing that second quarter 2008 financial results were to be issued on August 7, 2008;

(t)	material change report, dated August 7, 2008, announcing our second quarter 2008 financial results and providing an update on our principal projects;

(u)	material change report, dated August 7, 2008, announcing the addition of three new directors to our Board of Directors and the retirement of Mr. William Meyer from our Board of Directors;

(v)	material change report, dated August 25, 2008, announcing an increase in measured and indicated silver resources at the Pitarrilla Project of 42.6 million ounces, and an increase in total silver resources of 9.5% at the Pitarilla Project.

(w)	material change report, dated October 22, 2008, announcing that diamond drilling at our Snowfield Project outlined a new gold-copper zone;

(x)	material change report, dated October 28, 2008, announcing that third quarter 2008 financial results were to be issued on November 5, 2008;

(y)	material change report, dated November 5, 2008, announcing our third quarter 2008 financial results and providing an update on our principal projects;

(z)	material change report, dated December 3, 2008, announcing an increase in measured and indicated gold resources at the San Luis Project by 31%;

(aa)	material change report, dated December 3, 2008, announcing results of drilling at our Snowfield Project;

(bb)	material change report, dated December 11, 2008, announcing diamond drilling results at our Maverick Springs joint venture; and

(cc)	material change report, dated February 3, 2009, announcing an increase in gold resources at our Snowfield Project to 4.4 million ounces of measured and indicated resources and 14.3 million ounces of inferred resources.

Any document of the types referred to in the preceding paragraph (excluding confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 Short Form Prospectus Distributions that are filed by us with a securities commission or similar authority in Canada after the date of this Prospectus and prior to the termination of the offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

In addition, any document filed by us with the SEC or furnished to the SEC on Form 6-K after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus if, and to the extent, so provided.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Common Shares will be delivered to purchasers of such Common Shares together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Common Shares covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the United States Securities Exchange Act of 1934 (“Exchange Act”), as amended, and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval System at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities under our profile on the SEDAR website at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of PricewaterhouseCoopers LLP; (iii) the consents of Mine Development Associates, Inc.; (iv) the consents of Steve Ristorcelli, CPG; (v) the consents of James A. McCrea, B.Sc., P. Geo.; (vi) the consent of Snowden Mining Industry Consultants Inc.; (vii) the consent of Neil R. Burns, M.Sc., P. Geo.; (viii) the consents of Sundance Ventures; (ix) the consents of C. Stewart Wallis, P. Geo.; (x) the consents of Scott Wilson Roscoe Postle Associates Inc.; (xi) the consents of Kenneth C. McNaughton M.Sc., P. Eng.; (xii) the consent of Stephen B. Robertson, P. Geo.; (xiii) the consent of Paul MacRae, P. Eng.; (xiv) the consent of Max Holtby, B.Sc., P.Geo.; (xv) the consent of Eugene Puritch, P.Eng.; (xvi) the consent of Antoine Yassa, P.Geo.; (xvii) the consent of P&E Mining Consultants Inc.; (xviii) the consent of Michael Lechner P.G.; (xix) the consent of Resource Modeling Inc.; (xx) the consent of Donald Earnest, B.Sc., P.G.; (xxi) the consent of Resource Evaluations Inc. (xxii) the consent of Wayne Ewart, P. Geo., Ph.D.; (xxiii) the consent of Tracy Armstrong, B.Sc, P. Geo.; (xxiv) the consent of Fred Brown, CPG, Pr.Sc.Nat; (xxv) the consent of Minorex Consulting Ltd.; (xxvi) the consent of J. Douglas Blanchflower; (xxvii) the consent of Lawson Lundell LLP; and (xxviii) the powers of attorney from certain directors and officers of Silver Standard.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company organized and existing under the Business Corporations Act (British Columbia). Many of our directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Our Canadian counsel, Lawson Lundell LLP, advised us that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, Lawson Lundell LLP also advised us that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”).

Under Section 160 of the Act, the Registrant may, subject to Section 163 of the Act, indemnify an individual who

(a) is or was a director or officer of the Registrant,

(b) is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or

(c) at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and, generally, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, a proceeding (an “eligible penalty”) in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Registrant or an associated corporation or other entity, or holding or having held a position equivalent to that of a director or officer of an associated corporation or other entity (a) is or may be joined as a party, or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding (an “eligible proceeding”) to which the eligible party is or may be liable and the Registrant may, subject to Section 163 of the Act, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding.

Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments if they are prohibited under Section 163 of the Act or if it has not first received from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.

Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or, after the final disposition of an eligible proceeding, pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:

(a) if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(b) if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

(c) if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation or other entity, as the case may be; or

(d) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation or other entity, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or pay the expenses of the eligible party under Sections 160, 161 or 162 of the Act in respect of the proceeding.

Under Section 164 of the Act, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, among other things, order the Registrant to indemnify or to pay expenses, despite Sections 160 to 163 of the Act.

Under the Act, the articles of the Registrant may affect the power or obligation of the Registrant to give an indemnity or pay expenses to the extent that the articles prohibit giving the indemnity or paying the expenses. This is subject to the overriding power of the Supreme Court of British Columbia under Section 164 of the Act.

Under the articles of the Registrant, subject to the provisions of the Act, the Registrant must indemnify a director, former director or alternate director of the Registrant and the heirs and legal personal representatives of all such persons against all eligible penalties to which such person is or may be liable, and the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Registrant on the terms of the indemnity contained in the Registrant’s articles. The failure of a director, alternate director or officer of the Registrant to comply with the Act or the articles of the Registrant does not invalidate any indemnity to which such person is entitled under the Registrant’s articles.

Under the articles of the Registrant, the Registrant may purchase and maintain insurance for the benefit of any person (or such person’s heirs or legal personal representatives) who is or was serving as a director, alternate director, officer, employee or agent of the Registrant, or as a director, alternate director, officer, employee or agent of any corporation of which the Registrant is or was an affiliate, or if at the request of the Registrant, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity, or if at the request of the Registrant, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity against any liability incurred by him or her as a director, alternative director, officer, employee or agent or person who holds or held such equivalent position.

Underwriters, dealers or agents who participate in the distribution of Common Shares may be entitled under agreements to be entered into with the Registrant to indemnification by the Registrant against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is therefore unenforceable.

EXHIBITS

Exhibit
No.	Description

4.1	Annual Report, as amended, on Form 20-F/A for the fiscal year ended December 31, 2007 (filed with the Commission on February 10, 2009).
4.2	Amended audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditor’s report thereon, accompanied by management’s discussion and analysis for the year ended December 31, 2007 (filed with the Commission on Form 20-F/A on February 9, 2009).
4.3	Management information circular, dated April 9, 2008, prepared in connection with the Registrant’s annual and special meeting of shareholders to be held on May 14, 2008 (excluding those portions under the headings (“Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”) incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 21, 2008).
4.4	Amended unaudited interim consolidated financial statements for the nine months ended September 30, 2008, together with the notes thereto, including management’s discussion and analysis from the nine months ended September 30, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 10, 2009).
4.5	Material Change Report, dated January 11, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 10, 2008).
4.6	Material Change Report, dated February 20, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 20, 2008).
4.7	Material Change Report, dated February 22, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 22, 2008).
4.8	Material Change Report, dated February 28, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 28, 2008).
4.9	Material Change Report, dated March 7, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 7, 2008).
4.10	Material Change Report, dated March 10, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 10, 2008).
4.11	Material Change Report, dated March 11, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 11, 2008).
4.12	Material Change Report, dated May 9, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 9, 2008).
4.13	Material Change Report, dated May 14, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 14, 2008).
4.14	Material Change Report (announcing that Peter Tomsett was appointed as Chairman of the Board of Directors), dated May 15, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 15, 2008).
4.15	Material Change Report (announcing first quarter 2008 results and providing an update on principal projects), dated May 15, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 15, 2008).
4.16	Material Change Report, dated July 16, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on July 17, 2008).
4.17	Material Change Report, dated July 17, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on July 17, 2008).
4.18	Material Change Report (announcing second quarter 2008 results and providing an update on principal projects), dated August 7, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on August 8, 2008).
4.19	Material Change Report (announcing three new directors and the retirement of Mr. William Meyer from the board of directors), dated August 7, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on August 8, 2008).
4.20	Material Change Report, dated August 25, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on August 25, 2008).

Exhibit
No.		Description

4.21		Material Change Report, dated October 22, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on October 22, 2008).
4.22		Material Change Report, dated November 5, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on November 5, 2008).
4.23		Material Change Report (announcing increase in measured and indicated gold resources at San Luis Project), dated December 3, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on December 3, 2008).
4.24		Material Change Report (announcing results of drilling at Snowfield gold-copper project), dated December 3, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on December 3, 2008).
4.25		Material Change Report, dated December 11, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on December 11, 2008).
4.26		Material Change Report, dated February 3, 2009 (incorporated by reference in the Registrant’s form 6-K furnished to the Commission on February 3, 2009).
5.1		Consent of PricewaterhouseCoopers LLP.
5.2		Consent of Mine Development Associates, Inc.
5.3		Consent of Steve Ristorcelli.
5.4		Consent of James A. McCrea.
5	.5*	Consent of Snowden Mining Industry Consultants Inc.
5.6		Consent of Neil R. Burns.
5.7		Consent of Sundance Ventures.
5.8		Consent of C. Stewart Wallis.
5.9		Consent of Scott Wilson Roscoe Postle Associates Inc.
5.10		Consent of Kenneth C. McNaughton.
5	.11*	Consent of Stephen B. Robertson.
5	.12*	Consent of Paul S. MacRae.
5.13		Consent of Eugene Puritch.
5.14		Consent of Antoine Yassa.
5.15		Consent of Fred Brown.
5.16		Consent of P&E Mining Consultants Inc.
5.17		Consent of Michael Lechner.
5.18		Consent of Donald Earnest.
5.19		Consent of Wayne Ewart.
5.20		Consent of Tracy Armstrong.
5.21		Consent of Minorex Consulting Ltd.
5.22		Consent of Resource Evaluations Inc.
5.23		Consent of Max Holtby.
5.24		Consent of J. Douglas Blanchflower.
5.25		Consent of Resource Modeling Inc.
5.26		Consent of Lawson Lundell LLP.
6.1		Powers of Attorney (contained in the signature pages of this Registration Statement).

*	To be filed by amendment.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

Item 2.	Consent to Service of Process.

(a) Concurrently with the filing of this Registration Statement, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on this 10th day of February, 2009.

Silver Standard Resources Inc.

By:	/s/ Robert A. Quartermain
Name: Robert A. Quartermain
Title: President and Chief Executive Officer

III-2

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each officer or director of Silver Standard Resources Inc. whose signature appears below constitutes and appoints Robert A. Quartermain, Joseph J. Ovnesek and Tom S.Q. Yip, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post effective amendments, and supplements to this Registration Statement on Form F-10, and registration statements filed pursuant to Rule 429 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on February 10, 2009.

Signature	Title

/s/ Robert A. Quartermain Robert A. Quartermain	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Tom S.Q. Yip Tom S.Q. Yip	Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Peter W. Tomsett Peter W. Tomsett	Chairman of the Board of Directors

/s/ Mike A.E. Michael Anglin Mike A.E. Michael Anglin	Director

/s/ John R. Brodie, FCA John R. Brodie, FCA	Director

/s/ Richard C. Campbell Richard C. Campbell	Director

R.E. Gordon Davis	Director

/s/ David L. Johnston David L. Johnston	Director

/s/ Richard B. Paterson Richard B. Paterson	Director

III-3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, on this 10th day of February, 2009.

Jim Whelan
(Authorized Representative)

By:	/s/ Jim Whelan
Name: Jim Whelan

III-4

EXHIBIT INDEX

Exhibit
No.	Description

4.1	Annual Report, as amended, on Form 20-F/A for the fiscal year ended December 31, 2007 (filed with the Commission on February 10, 2009).
4.2	Amended audited consolidated financial statements for the years ended December 31, 2007 and 2006, together with the notes thereto and the auditor’s report thereon, including accompanied by discussion and analysis for the year ended December 31, 2007 (filed with the Commission on Form 20-F/A on February 9, 2009).
4.3	Management information circular, dated April 9, 2008, prepared in connection with the Registrant’s annual and special meeting of shareholders to be held on May 14, 2008 (excluding those portions under the headings (“Executive Compensation — Composition of Compensation Committee”, “Executive Compensation — Report on Executive Compensation” and “Executive Compensation — Performance Graph”). incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on April 21, 2008).
4.4	Amended unaudited interim consolidated financial statements for the nine months ended September 30, 2008, together with the notes thereto, including management’s discussion and analysis from the nine months ended September 30, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 10, 2009).
4.5	Material Change Report, dated January 11, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on January 10, 2008).
4.6	Material Change Report, dated February 20, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 20, 2008).
4.7	Material Change Report, dated February 22, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 22, 2008).
4.8	Material Change Report, dated February 28, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on February 28, 2008).
4.9	Material Change Report, dated March 7, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 7, 2008).
4.10	Material Change Report, dated March 10, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 10, 2008).
4.11	Material Change Report, dated March 11, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on March 11, 2008).
4.12	Material Change Report, dated May 9, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 9, 2008).
4.13	Material Change Report, dated May 14, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 14, 2008).
4.14	Material Change Report (announcing that Peter Tomsett was appointed as Chairman of the Board of Directors), dated May 15, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 15, 2008).
4.15	Material Change Report (announcing first quarter 2008 results and providing an update on principal projects), dated May 15, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on May 15, 2008).
4.16	Material Change Report, dated July 16, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on July 17, 2008).
4.17	Material Change Report, dated July 17, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on July 17, 2008).
4.18	Material Change Report (announcing second quarter 2008 results and providing an update on principal projects), dated August 7, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on August 8, 2008).
4.19	Material Change Report (announcing three new directors and the retirement of Mr. William Meyer from the board of directors), dated August 7, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on August 8, 2008).
4.20	Material Change Report, dated August 25, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on August 25, 2008).

III-5

Exhibit
No.		Description

4.21		Material Change Report, dated October 22, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on October 22, 2008).
4.22		Material Change Report, dated November 5, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on November 5, 2008).
4.23		Material Change Report (announcing increase in measured and indicated gold resources at San Luis Project), dated December 3, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on December 3, 2008).
4.24		Material Change Report (announcing results of drilling at Snowfield gold-copper project), dated December 3, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on December 3, 2008).
4.25		Material Change Report, dated December 11, 2008 (incorporated by reference in the Registrant’s Form 6-K furnished to the Commission on December 11, 2008).
4.26		Material Change Report, dated February 3, 2009 (incorporated by reference in the Registrant’s form 6-K furnished to the Commission on February 3, 2009).
5.1		Consent of PricewaterhouseCoopers LLP.
5.2		Consent of Mine Development Associates, Inc.
5.3		Consent of Steve Ristorcelli.
5.4		Consent of James A. McCrea.
5	.5*	Consent of Snowden Mining Industry Consultants Inc.
5.6		Consent of Neil R. Burns.
5.7		Consent of Sundance Ventures.
5.8		Consent of C. Stewart Wallis.
5.9		Consent of Scott Wilson Roscoe Postle Associates Inc.
5.10		Consent of Kenneth C. McNaughton.
5	.11*	Consent of Stephen B. Robertson.
5	.12*	Consent of Paul S. MacRae.
5.13		Consent of Eugene Puritch.
5.14		Consent of Antoine Yassa.
5.15		Consent of Fred Brown.
5.16		Consent of P&E Mining Consultants Inc.
5.17		Consent of Michael Lechner.
5.18		Consent of Donald Earnest.
5.19		Consent of Wayne Ewart.
5.20		Consent of Tracy Armstrong.
5.21		Consent of Minorex Consulting Ltd.
5.22		Consent of Resource Evaluations Inc.
5.23		Consent of Max Holtby.
5.24		Consent of J. Douglas Blanchflower.
5.25		Consent of Resource Modeling Inc.
5.26		Consent of Lawson Lundell LLP.
6.1		Powers of Attorney (contained in the signature pages of this Registration Statement).

*	To be filed by amendment.

III-6